Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filed by: Hydrogenics Corporation
Subject Company: Algonquin Power Income Fund
Exchange Act File Number of Subject Company: 333-141569

PRESS RELEASE

Hydrogenics Obtains Final Order for Plan of Arrangement
in connection with Non-Dilutive Financing Transaction

Mississauga, Ontario – July 29, 2009. Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the Ontario Superior Court of Justice (the “Court”) has issued a final order approving the previously-announced arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act in connection with the non-dilutive financing transaction (the “Transaction”) to be implemented pursuant to a support agreement among Hydrogenics, the trustees of Algonquin Power Income Fund (“Algonquin Power”) and a newly created subsidiary of Hydrogenics (“New Hydrogenics”).

As previously announced, under the terms of the Transaction, Hydrogenics will also make offers to acquire all the outstanding units and convertible debentures of Algonquin Power in connection with the Transaction, resulting in, among other things, securityholders who accept the offers becoming securityholders of Hydrogenics. Upon completion of the Arrangement, current shareholders of Hydrogenics will become shareholders of New Hydrogenics, which will be renamed Hydrogenics Corporation, and which is expected to assume Hydrogenics’ current listings on the Toronto Stock Exchange and Nasdaq Global Market.

Provided that all other conditions precedent to the Transaction are satisfied or waived, the Arrangement and Transaction are expected to close in October, 2009.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective. Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com